Filed pursuant to Rule 433

Registration No. 333-232256

July 11, 2019

Brookfield Infrastructure Partners L.P.

Offering of Limited Partnership Units

Term Sheet	July 11, 2019

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”).

Issue:

Treasury offering of 17,893,000 limited partnership units (“Units”) of the Partnership, consisting of 11,765,000 limited partnership units to the public (the “Public Issue”) and a concurrent private placement of 6,128,000 redeemable partnership units (“RPUs”) of Brookfield Infrastructure L.P. (the “Holding LP” and, together with BIP, “Brookfield Infrastructure”) discussed below (the “Concurrent Private Placement”).

Issue Size:	US$750,034,900 consisting of US$500,012,500 to the public and a Concurrent Private Placement of US$250,022,400.

Issue Price:	US$42.50 per Unit under the Public Issue.

Over-Allotment Option:

The Partnership has granted the Underwriters an over-allotment option to purchase up to an additional 1,764,750 Units (representing 15% of the Public Issue) at the Issue Price, exercisable for a 30-day period following the closing of the Public Issue.

Concurrent Private Placement:

Brookfield Asset Management Inc. (“BAM”) and its related entities (other than Brookfield Infrastructure, collectively, “Brookfield”) will participate in a private placement at the Issue Price (net of underwriting commissions) concurrent with the Public Issue pursuant to which Brookfield will acquire US$250 million of RPUs.

Use of Proceeds:

The Partnership intends to use a portion of the net proceeds from the Public Issue, together with the proceeds of the Concurrent Private Placement, to fund an active and advanced pipeline of new investment opportunities and for general working capital purposes.

Distribution Policy:

Distributions are payable on a quarterly basis at the discretion of the Board of Directors of the general partner of the Partnership. The first distribution in which the purchasers of Units will be eligible to participate, if they continue to own the Units, will be for the third quarter of 2019, as and when declared by the Partnership’s general partner.

Form of Offering:

The Units will be offered: (i) in each of the provinces and territories of Canada by way of a prospectus supplement under the Partnership’s Canadian short form base shelf prospectus dated June 21, 2019; (ii) in the United States by way of a prospectus supplement together with the Partnership’s U.S. base shelf prospectus dated June 21, 2019; (iii) and internationally as expressly permitted by the Partnership.

Eligibility for Investment:	Eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Listing:	The existing limited partnership units are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under ticker symbols “BIP.UN” and “BIP”, respectively.

Other Provisions:

The Partnership has agreed with the Underwriters that neither the Partnership nor any of its subsidiaries will, nor will any of them announce any intention to, directly or indirectly, for a period commencing on the date hereof and ending 60 days after the date of the underwriting agreement to be entered into in connection with the Public Issue (the “Underwriting Agreement”), without the prior written consent of RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Credit Suisse Securities (Canada), Inc. and Wells Fargo Securities Canada, Ltd. (collectively, the “Joint Bookrunners”), acting reasonably, (i) offer or sell, or enter into an agreement to offer or sell any Units or other securities of BIP, or securities convertible into, exchangeable for, or otherwise exercisable into, any Units or other securities of BIP, other than (A) the issuance of RPUs pursuant to the Concurrent Private Placement; (B) for purposes of directors’, officers’ or employee incentive plans; (C) pursuant to BIP’s distribution reinvestment plan; (D) to satisfy existing BIP instruments issued at the date hereof; (E) Units issued in connection with an arm’s-length acquisition, merger, consolidation or amalgamation with any company or companies as long as the party receiving such Units agrees to be similarly restricted; (F) the issuance of Units pursuant to the redemption of outstanding RPUs; (G) the issuance of Units pursuant to the exchange of exchangeable limited partnership units of Brookfield Infrastructure Partners Exchange LP that are outstanding as of the date hereof; or (H) debt securities or the preferred limited partnership units of BIP not convertible into Units of BIP, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units of BIP.  BAM will agree that it will not, nor will it announce any intention to, directly or indirectly, for a period commencing on the date of the Underwriting Agreement and ending 60 days after the date thereof, without the prior written consent of the Joint Bookrunners, acting reasonably, (i) offer or sell, or enter into an agreement to offer or sell any Units or other securities of BIP, RPUs or securities convertible into, exchangeable for, or otherwise exercisable into, any Units or RPUs (other than to an affiliate), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units of BIP or RPUs.

Trade Date:	July 12, 2019.

Closing Date:	On or about July 17, 2019.

Underwriting Fee:	4.00% on the Public Issue.

The Partnership has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Public Issue. Before you invest, you should read the prospectus in that Registration Statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and the Public Issue. The Partnership will also be filing a prospectus supplement relating to the Public Issue with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, any underwriter or any dealer participating in the Public Issue will arrange to send you the prospectus or you may request it in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com, or from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY, 10019, Phone: 212-827-7392, or from CIBC World Markets Corp, 425 Lexington Ave, 5th Floor, New York, NY, Phone: (800) 282-0822, Email: USEPROSPECTUS@CIBC.COM, or from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Phone: 1-800-221-1037, Email: usa.prospectus@credit-suisse.com, or from Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Department, Phone: (800) 326-5897, Email: cmclientsupport@wellsfargo.com; or in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or from TD Securities Inc., Attention: Symcor, NPM, Phone: 289-360-2009, Email: sdcconfirms@td.com, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, or from CIBC World Markets Inc., Attention: Michelene Dougherty, michelene.dougherty@cibc.ca or 416-956-3636, or from Credit Suisse Securities (Canada), Inc., 1 First Canadian Place, Suite 2900, Toronto, Ontario, M5X 1C9, Attention: Olivier Demet, Phone: 416-352-4749, Email: olivier.demet@credit-suisse.com, or from Wells Fargo Securities Canada, Ltd., 22 Adelaide St. W., Suite 2200 Toronto ON M5H 4E3, Attention: Akshay Pattni, Phone: 416 775 2954, Email: Akshay.Pattni@Wellsfargo.com.